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                              February 7, 2022

       Jie Liu
       Chief Executive Officer
       Hongli Group Inc.
       Beisanli Street, Economic Development Zone
       Changle County, Weifang
       Shandong, China 262400

                                                        Re: Hongli Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 31,
2022
                                                            File No. 333-261945

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2022 letter.

       Amendment 1 to Registration Statement on Form F-1

       Cover Page

   1. Please explain further what is meant by your revised disclosures both here and on page 22 where you state "...if
either there is any regulatory change or step taken by PRC regulators that does not permit
RBSM LLP to provide audit decimations located in China or Hong
                                                        Kong to the PCAOB for
inspection or investigation or the PACOB expands the scope of the Determination so
that we are subject to the HFCA Act..." Clarify what is meant by
                                                        "audit decimations" and
correct the reference to the "PACOB."
 Jie Liu
FirstName LastNameJie  Liu
Hongli Group Inc.
Comapany7,NameHongli
February   2022        Group Inc.
February
Page  2 7, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 79

2. We note from your revised disclosure in response to comment 5 that you anticipate finalizing the loan with Bank of Weifang by the end of March 2022. Please revise your disclosures on page 85 and elsewhere to state when Hongli Shandong submitted the loan application. In this regard, since the August 9, 2021 amendment to your draft registration statement you have indicated that you "just submitted" the loan application.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Arila Zhou, Esq.